

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2021

James Rosenstock
Chief Financial Officer
Infinite Acquisition Corp.
660 Madison Avenue
New York, New York 10065

>   **Re: Infinite Acquisition Corp.**
>   **Registration Statement of Form S-1**
>   **Filed November 3, 2021**
>   **File No. 333-260699**

Dear Mr. Rosenstock:

We have limited our review of your registration statement to those issues we have addressed in our comment.

FORM S-1 FILED ON NOVEMBER 3, 2021

Exhibit 4.4, page 1

1.   We have completed our review of the warrant agreement filed as Exhibit 4.4 to your registration statement and have no comments. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement. You may contact Paul Cline at 202-551-3851 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Peter S. Seligson, Esq.